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09045884

01 April 2009

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

Please be advised there were no submissions by the Company, under Rule 12g3-2(b) in respect to the month of March 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

dw 4/20

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

BRISBANE SYDNEY MELBOURNE PERTH AUCKLAND

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